December 17, 2015
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services

Re:    NCR Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-00395

Dear Ms. Collins:

This letter sets forth the responses of NCR Corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of December 4, 2015 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”). The numbers of each of the responses and headings set forth below correspond to the numbered comments and headings in the letter from the Staff. Unless the context requires otherwise, references to "we", "our", "us", "NCR" or "the Company" in the responses below refer to NCR Corporation.

Please do not hesitate to contact me if there are any questions concerning our responses or if we can be of further assistance.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2014 Overview, page 21

1.
We note your response to prior comment 3. You state here that the growth in software-related revenue is a significant theme in 2014 and in your Forms 10-Q filed in 2015, you state that a key initiative is to migrate your revenue to higher margin software and recurring services revenue. Given the emphasis placed on this strategy, it would appear that quantifying the amount of software-related revenue or the percentage of such revenue to total revenue, would add context to this discussion and consistency with the information provided in your earnings releases on Forms 8-K and your earnings calls. Please tell us your consideration for incorporating total software-related revenue for each period presented, or comparable measures, into this discussion in future filings. We refer you to Item 303(a) of Registration S-K and Section III of SEC 33-8350.

Securities and Exchange Commission
Ms. Kathleen Collins

December 17, 2015

We have considered the Staff’s comment, and we confirm that in future periods we will incorporate total software-related revenue, or comparable measures, if material, in the “Overview” portion of the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the applicable periodic filing, using language similar to the following (using figures from our last Form 10-K):

•
"NCR continued to experience growth in software-related revenue, from $1,271 million in 2013 to $1,748 million in 2014 (which we measure by combining software license and maintenance revenue, cloud [or software as a service] revenue and professional services revenue associated with software delivery), due primarily to the acquisition of Digital Insight"

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 589 8400 if there are any questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Edward Gallagher
Edward Gallagher
Senior Vice President, General Counsel and Corporate Secretary
NCR Corporation

cc:    Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
William Nuti, Chairman and Chief Executive Officer